Exhibit 99.1

Canadian Zinc reports final results from 2017 drill program at Tulks South Project, central Newfoundland

Drilling extends mineralization 50 metres up-dip at Boomerang-Domino VMS Deposit with 3.35 metres grading 2.75% Zn, 2.30% Pb, 0.20% Cu, 70.9 g/t Ag and 1.5 g/t Au

CZN-TSX
CZICF-OTCQB

VANCOUVER, Feb. 28, 2018 /CNW/ - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) is pleased to report the final results of its 2017 diamond drill exploration program on the 100% owned Tulks South copper-lead-zinc-silver-gold volcanogenic massive sulphide ("VMS") project in central Newfoundland.

The 2017 drill program, totaling 4,961 metres in 14 drillholes, targeted extensions to the Boomerang-Domino VMS deposit and tested three priority target areas located up to 2.0 km along strike of the Boomerang-Domino deposit. The drill program successfully extended the Boomerang mineralization 50 metres up-dip on section 3100E.

"The 2017 drilling program at the Boomerang-Domino deposit highlights the potential to further extend the mineralization beyond the currently defined 2007 resource estimate. There are open areas up and down-dip of the currently defined deposit that remain untested and open for additional mineralization", stated Michael Vande Guchte, VP Exploration NL for Canadian Zinc.

The Company is reviewing results of this drill program to develop priority drill targets aimed at discovering additional mineralized extensions to the Boomerang-Domino deposit. Highlights of the 2017 drill program are summarized below.

Boomerang-Domino Deposit Drilling

Six drillholes, totalling 1,703 metres were complete at the Boomerang-Domino deposit, five of which tested for 50 and 100 metres up-dip extensions of the currently defined Boomerang mineralization. One drillhole tested for a down-dip extension to the Boomerang mineralization.

Drillhole GA17-288 (Section 3100E) intersected 3.35 metres grading 2.75% Zn, 2.30% Pb, 0.20% Cu, 70.9 g/t Ag and 1.5 g/t Au and extended the Boomerang mineralization approximately 50 metres up-dip of a 2005 drillhole (GA05-46) that intersected 10.3% Zn, 9.0% Pb, 1.0% Cu, 301.0 g/t Ag and 3.2 g/t Au over 0.40 metres.

Step-out drilling on Section 3000E (1 drillhole, 50 metres up-dip) and 3175E (2 drillholes, 50 and 100 up-dip) intersected variably altered and volcanic-sedimentary stratigraphy with local, up to 1 metre thick massive pyrite intervals along the projected Boomerang horizon. No significant base metal mineralization was intersected.

Drillhole GA17-293 on section 3100E tested the Boomerang stratigraphy down-dip and 100 metres southwest of a 2005 drillhole (GA05-38) that intersected stringer base metals grading 1.9% Zn, 1.6% Pb, 0.3% Cu, 52.5 g/t Ag and 1.2 g/t Au over 4.5 metres. GA17-293 intersected a moderately graphitic argillite horizon with 25 to 35% pyrite interpreted to represent the Boomerang trend at depth. Anomalous mineralization of 0.75% Zn, 0.58% Pb, and 16.4 g/t Ag over 0.55 metres is associated with this horizon.

Zinc Zone Prospect

Three drillholes (1,291 metres) were completed 500 and 1500 metres along strike to the southwest of the Boomerang deposit. The drilling targeted two, 500 metre gaps in drilling along the projected Boomerang horizon. The drillholes intersected weak to intensely altered felsic volcanic rocks reminiscent of the footwall stratigraphy of the Boomerang deposit. No significant base metal mineralization was encountered.

Telephone Hill Prospect

Three drillhole (1,131 metres) were completed at the Telephone Hill prospect, located 2.0 km along strike and southwest of the Boomerang deposit. The drilling targeted the down-dip potential of two, near surface exhalative horizons intersected in 2008 drilling. The three drillholes intersected similar quartz pyrite stockwork style mineralization at the projected horizons 50 and 100 metres down-dip within moderate to strongly sericite-altered felsic volcanic rocks. No significant base metal mineralization was encountered.

Hurricane Prospect

Two drillholes (836 metres) were completed at the Hurricane prospect, located approximately 600 metres along strike to the northeast of the Boomerang deposit. Drillhole GA17-295 tested the Hurricane stratigraphy 50 metres down-dip of a 2014 drillhole, which intersected 13.23% Zn, 8.24% Pb, 0.7% Cu, 135.8 g/t Ag and 0.67 g/t Au over 2.37 metres. GA17-295 intersected a well-developed fault zone containing massive sulphide fragments at the projected mineralized horizon, followed by intensely altered, pyritic felsic volcanic stratigraphy over 60 metres with anomalous base metal intervals, similar to that observed below the mineralized horizon in 2014 drillhole.

The second drillhole, GA17-294 located approximately 750 metres along strike and northeast of the Hurricane prospect tested a zinc-in-soil anomaly. No significant base metals were intersected.

Additional information on the Tulks South project along with drillhole location maps and key sections are provided on the Canadian Zinc website (www.canadianzinc.com).

About Canadian Zinc

Canadian Zinc is a TSX-listed exploration and development company trading under the symbol "CZN". The Company's key project is the 100%-owned Prairie Creek Project, a fully permitted, advanced-stage zinc-lead-silver property, located in the Northwest Territories.

The Company also owns an extensive land package in central Newfoundland that it is exploring for zinc-lead-copper-silver-gold deposits including the South Tally Pond project (Lemarchant deposit), Tulks South project (Boomerang-Domino deposit) and Long Lake (Long Lake deposit).

The Company's exploration strategy in central Newfoundland is to continue to build on its existing polymetallic resource base with the aim of developing either a stand-alone mine, similar to the past-producing base metal mines at Buchans and Duck Pond, or a number of smaller deposits that could be developed simultaneously and processed in a central milling facility.

Quality Assurance and Quality Control

Drillhole intervals are core length with true thickness estimated to be 75-100% of core length. Samples were sawn from NQ-sized core with half core sections sealed in plastic bags and transported by Canadian Zinc personnel to Eastern Analytical Labs in Springdale, Newfoundland. Samples were analyzed for Cu, Pb, Zn, Ag and Au at Eastern Analytical Labs from the sawn NQ-sized half core sections. Data quality is monitored through the insertion of control samples consisting of one prepared base and precious metal standard and one blank sample for every 20 samples of drill core. All control samples conformed to the accepted contained grades of base and precious metals. Select samples pulps were shipped to ALS Minerals in North Vancouver, BC for 33-element ICP analysis for further check assays of significant base and precious metal bearing samples. Historical results were obtained from published reports and news releases available in the public domain.

Michael J. Vande Guchte, P.Geo., VP Exploration NL for Canadian Zinc Corporation is responsible for the Newfoundland exploration programs, and is a Qualified Person as defined by NI 43-101 and has reviewed and has approved the contents of this news release.

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

SOURCE Canadian Zinc Corporation

View original content with multimedia: http://www.newswire.ca/en/releases/archive/February2018/28/c8379.html

%CIK: 0000910569

For further information: Alan B. Taylor, Chief Operating Officer & Vice President Exploration, (604) 688-2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9, Tollfree:1-866-688-2001; Michael J. Vande Guchte, Vice President, Exploration NL, (604) 688-2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9, Tollfree:1-866-688-2001; Steve Dawson, Vice President, Corporate Development, (416) 203-1418, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7, E-mail: invest@canadianzinc.com, Website: www.canadianzinc.com

CO: Canadian Zinc Corporation

CNW 07:00e 28-FEB-18